Exhibit 99.1

2021 Third Quarter Report

Contrarian. Innovative. Aligned.

Table of Contents

Letter to Shareholders	2

Management's Discussion and Analysis	3

Consolidated Financial Statements	23

Notes to the Consolidated Financial Statements	28

Dear fellow shareholders,

During the third quarter of 2021, Sprott demonstrated the strength of our strategy as we continued to deliver strong financial results, despite the sideways trading prices of precious metals for most of the period. Our adjusted base EBITDA increased by 39% to $16.7 million ($0.67 per share) during the quarter and by 58% to $46.4 million ($1.86 per share) over the first nine months of the year. Assets Under Management (“AUM”) were $19 billion as of September 30, 2021, up $0.5 billion (3%) from the end of the second quarter and up $1.6 billion (9%) from December 31, 2020. Subsequent to the quarter-end, the company surpassed $20 billion in AUM, a new historic high for Sprott.

The highlight of the quarter was the successful launch of the Sprott Physical Uranium Trust (“SPUT”) which had $630 million in AUM when it was acquired in July. As of September 30, 2021 SPUT's AUM was $1.3 billion and, subsequent to quarter-end, its assets have grown to $1.6 billion driven by a combination of net inflows and market price appreciation. We also benefited from strong flows to our lending segment, which attracted more than $400 million in institutional capital commitments during the quarter. In the brokerage segment, our US division recently launched a new private placement strategy, while our institutional brokerage business in Canada is making larger financial contributions related to higher levels of mining investment activity.

Earlier this year, the Congressional Budget Office (“CBO”) in the US published its long-term budget, which hinges on running major deficits until 2029, while interest rates are held well below the forecast rate of inflation throughout. We believe that these inflation trends will prove not to be transitory and that the CBO blueprint has now become the base case for the Federal Reserve, regardless of their tapering plans. The importance of this to Sprott is that as fixed income becomes less attractive, more investors are seeking non-correlated, inflation-protected alternatives to traditional financial assets.

Adding to our precious metals business, investors are now seeking increased exposure to minerals which are required for de-carbonization efforts. Many of these strategic minerals have suffered from under-investment over the past 20 years, and are now deemed attractive to the large flows of capital seeking returns from green energy. Sprott is at the forefront of adding to our exposure and products capable of channeling investor interest into new strategies in this exciting area.

In November, subsequent to the end of the third quarter, we announced that we are further expanding our uranium business with an agreement to acquire exclusive licensing rights to the index tracked by the North Shore Global Uranium ETF (“URNM”), which has the potential to result in a transaction that could add approximately $900 million in AUM. We believe URNM is a perfect complement to SPUT, which has quickly become the world's largest and most in-demand physical uranium investment vehicle.

We believe the company is ideally positioned for continued growth through what we expect to be an extended bull market for precious metals and strategic minerals.

Peter Grosskopf

Chief Executive Officer

2

Management's Discussion and Analysis

Three and nine months ended September 30, 2021

3

Forward looking statements

Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Business Performance Highlights" section and "Outlook" section, contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this MD&A contains Forward-Looking Statements pertaining to: (i) expectations that our exchange listed products, managed equities and brokerage segments will post strong numbers for the rest of the year; (ii) our belief that current inflation trends will prove not to be transitory and that the CBO blueprint has now become the base case for the Federal Reserve, regardless of their tapering; (iii) strategic minerals are now deemed attractive to the large flows of capital seeking returns from green energy; (iv) the potential for Sprott to be at the forefront of adding to our exposure and products capable of channeling investor interest into new strategies; (v) an agreement to acquire exclusive licensing rights to the index tracked by the North Shore Global Uranium ETF (“URNM”); (vi) expectation of the effects of COVID-19; and (vii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of COVID-19; and (v) those assumptions disclosed herein under the heading "Critical Accounting Estimates, Judgments and Changes in Accounting Policies". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favourable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's lending business; (xxvii) risks relating to the Company’s brokerage business; (xxviii) the potential risk that the transaction and the related fund reorganization will not be approved by the Board of Trustees of Exchange Traded Concepts Trust, by the Board of Trustees of Sprott Funds Trust or by the shareholders of URNM; (xxix) failure to, in a timely manner, or at all, obtain the other necessary approvals for the transaction and related fund reorganization; (xxx) failure of the parties to otherwise satisfy the conditions to complete the transaction and related fund reorganization; (xxxi) the effect of the announcement of the transaction and related transaction on URNM generally and other customary risks associated with transactions of this nature; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 25, 2021; and (xxiii) those risks described under the headings "Managing Financial Risk" and "Managing Non-Financial Risk" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Management's discussion and analysis

This MD&A of financial condition and results of operations, dated November 4, 2021, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at September 30, 2021, compared with December 31, 2020, and the consolidated results of operations for the three and nine months ended September 30, 2021, compared with the three and nine months ended September 30, 2020. The board of directors approved this MD&A on November 4, 2021. All note references in this MD&A are to the notes to the Company's September 30, 2021 interim condensed consolidated financial statements ("interim financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.

Presentation of financial information

The interim financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the interim financial statements. While the Company’s functional currency is the Canadian dollar, its presentation currency is the U.S. dollar. Accordingly, all dollar references in this MD&A are in U.S. dollars, unless otherwise specified. The use of the term "prior period" refers to the three and nine months ended September 30, 2020.

4

Key performance indicators (non-IFRS financial measures)

The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered as an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators are discussed below:

Assets under management

Assets under management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings, managed accounts and managed companies.

Net inflows

Net inflows (consisting of net sales, capital calls and fee earning capital commitments) result in changes to AUM and are described individually below:

Net sales

Fund sales (net of redemptions), including 'at-the-market' transactions and secondary offerings of our physical trusts and new 'creations' of ETF units, are a key performance indicator as new assets being managed will lead to higher management fees and can potentially lead to increased carried interest and performance fee generation (as applicable) given that AUM is also the basis upon which carried interest and performance fees are calculated.

Capital calls and commitments

Capital calls into our lending LPs are a key source of AUM creation, and ultimately, earnings for the Company. Once capital is called into our lending LPs, it is included within the AUM of the Company as it will now earn a management fee (NOTE: it is possible for some forms of committed capital to earn a commitment fee despite being uncalled, in which case, it will also be included in AUM at that time). Conversely, once loans in our lending LPs are repaid, capital may be returned to investors in the form of a distribution, thereby reducing our AUM ("capital distributions").

Net fees

Management fees (net of trailer, sub-advisor, placement fees, fund operating costs and other direct payouts) and carried interest and performance fees (net of carried interest and performance fee payouts) are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.(1)

Net commissions

Commissions, net of commission expenses, arise primarily from transaction-based service offerings of our brokerage segment and purchases and sales of uranium in our exchange listed products segment.

Net compensation

Net compensation excludes commissions, other direct payouts, carried interest and performance fee payouts, which are presented net of their related revenues in this MD&A, and severance and new hire accruals which are non-recurring.(1)

Total shareholder return

Total shareholder return is the financial gain (loss) that results from a change in the Company's share price, plus any dividends paid over the period.

Return on capital

Return on capital is calculated as adjusted base EBITDA, plus gain (loss) on investments divided by capital stock plus outstanding loan facility.

(1) Prior period non-IFRS measures presented throughout this MD&A have been re-presented to align with these definitions

5

EBITDA, adjusted EBITDA, adjusted base EBITDA and operating margin

EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric, in particular, results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures.

Neither EBITDA, adjusted EBITDA or adjusted base EBITDA have standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.

The following table outlines how our EBITDA, Adjusted EBITDA and Adjusted base EBITDA measures are determined:

	3 months ended		9 months ended
(in thousands $)	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Net income for the periods	8,718	8,704	23,014	20,258
Adjustments:
Interest expense	312	320	922	906
Provision for income taxes	2,550	1,613	8,651	5,123
Depreciation and amortization	1,134	992	3,416	3,029
EBITDA	12,714	11,629	36,003	29,316
Other adjustments:
(Gain) loss on investments (1)	(310)	(4,408)	1,840	(8,198)
Non-cash stock-based compensation	452	871	1,248	1,528
Other expenses (credits) (2)	3,857	3,932	9,913	6,769
Adjusted EBITDA	16,713	12,024	49,004	29,415
Other adjustments:
Carried interest and performance fees	—	—	(7,937)	—
less: Carried interest and performance fee payouts	—	—	4,706	—
less: Trailer, sub-advisor and placement fees	—	—	595	—
Adjusted base EBITDA	16,713	12,024	46,368	29,415
Operating margin (3)	52%	47%	52%	47%

(1)	This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described above are met.

(2)	In addition to the items outlined in Note 5 of the interim financial statements, this reconciliation line also includes $0.2 million severance and new hire accruals for the 3 months ended (3 months ended September 30, 2020 - $0.2 million) and $0.5 million for the 9 months ended (9 months ended September 30, 2020 - $1.2 million). This reconciliation line excludes income attributable to non-controlling interests of $0.2 million for the 3 months ended September 30, 2021 and $0.3 million for the 9 months ended September 30, 2021 (3 and 9 months ended September 30, 2020 - $0.4 million).

(3)	Calculated as adjusted base EBITDA inclusive of depreciation and amortization. This figure is then divided by revenues before gains (losses) on investments, net of direct costs as applicable.

6

Business overview

Our reportable operating segments are as follows:

Exchange listed products

•	The Company's closed-end physical trusts and exchange traded funds ("ETFs").

Managed equities

•	The Company's alternative investment strategies managed in-house and on a sub-advised basis.

Lending

•	The Company's lending and streaming activities occur through limited partnership vehicles ("lending LPs").

Brokerage

•	The Company's regulated broker-dealer activities (equity origination, corporate advisory, sales and trading).

Corporate

•	Provides the Company's operating segments with capital, balance sheet management and other shared services.

All other segments

•	Contains all non-reportable segments as per IFRS 8, Operating Segments ("IFRS 8"). See Note 11 of the interim financial statements for further details.

For a detailed account of the underlying principal subsidiaries within our reportable business segments, refer to the Company's Annual Information Form and Note 2 of the annual financial statements.

7

Business highlights

Product and business line expansion

On July 19, the Company closed on the previously announced transaction with Uranium Participation Corporation (“UPC transaction”) to form the Sprott Physical Uranium Trust ("SPUT"). Under the agreement, UPC shareholders received one half of one unit of SPUT. As part of the transaction, the Company has contributed CAD$6.7 million to UPC at closing, paid CAD$5.8 million termination fee to the former manager, and reimbursed CAD$1 million in out-of-pocket expenses to UPC. At the time of closing, this transaction added $630 million to the Company's AUM.

Subsequent to the quarter-end, in November, we announced that we are further expanding our uranium franchise with an agreement to acquire exclusive licensing rights to the index tracked by the North Shore Global Uranium ETF (“URNM”), which has the potential to result in a transaction that could add approximately $900 million in AUM. We believe URNM is a perfect complement to SPUT, which has quickly become the largest and most in-demand physical uranium vehicle in the world.

Governance

Subsequent to the quarter-end, on October 13, the Company announced the appointment of Barbara Connolly Keady and Catherine Raw to the Company's board of directors. Both Ms. Keady and Ms. Raw bring over 15 years of finance and asset management industry experience and bring strong perspectives and diverse experiences to complement the skill set of the board of directors. Ms. Keady's appointment is effective immediately while Ms. Raw's appointment is effective January 1, 2022.

COVID-19 update

Our business continuity plan continues to operate effectively throughout the pandemic. Our portfolio managers, brokerage professionals, enterprise shared services teams and key outsource service providers are fully operational.

Outlook

Despite weaker precious metals prices to close out the month of September, our nine months ended performance remained strong. We continue to expect our exchange listed products, managed equities and brokerage segments to post strong numbers for the rest of the year.

8

Summary financial information

(In thousands $)	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019
Summary income statements
Management fees	28,612	25,062	22,452	22,032	19,934	15,825	15,125	10,685
Carried interest and performance fees	—	—	7,937	10,075	—	—	—	1,811
less: Carried interest and performance fee payouts	—	126	4,580	5,529	—	—	—	86
less: Trailer fees, sub-advisor fees and other (1)	2,529	1,750	2,084	1,278	1,003	1,006	1,048	1,405
Net fees	26,083	23,186	23,725	25,300	18,931	14,819	14,077	11,005
Commissions	11,273	7,377	12,463	6,761	9,386	6,133	5,179	6,599
less: Commission expense (2)	5,471	3,085	5,542	2,191	3,657	2,048	1,236	2,809
Net commissions	5,802	4,292	6,921	4,570	5,729	4,085	3,943	3,790
Finance income (3)	567	932	1,248	1,629	757	656	914	2,481
Gain (loss) on investments	310	2,502	(4,652)	(3,089)	4,408	8,142	(4,352)	(1,252)
Other income	529	438	303	949	914	285	113	364
Total net revenues	33,291	31,350	27,545	29,359	30,739	27,987	14,695	16,388

Compensation	18,001	15,452	22,636	20,193	16,280	10,991	10,125	10,269
less: Carried interest and performance fee payouts	—	126	4,580	5,529	—	—	—	86
less: Commission expense and direct payouts	4,981	4,234	6,179	2,788	3,789	2,377	1,870	2,658
less: Severance and new hire accruals	207	293	44	65	210	358	667	157
Net compensation	12,813	10,799	11,833	11,811	12,281	8,256	7,588	7,368
Severance and new hire accruals	207	293	44	65	210	358	667	157
Selling, general and administrative	3,682	3,492	3,351	2,320	2,465	2,944	3,370	2,830
Interest expense	312	260	350	331	320	350	236	269
Depreciation and amortization	1,134	1,165	1,117	1,023	992	1,049	988	1,254
Other expenses (credits)	3,875	876	4,918	4,528	4,154	2,893	(1,081)	2,117
Total expenses	22,023	16,885	21,613	20,078	20,422	15,850	11,768	13,995

Net income	8,718	11,075	3,221	6,720	8,704	10,492	1,062	1,445
Net Income per share	0.35	0.44	0.13	0.27	0.36	0.43	0.04	0.06
Adjusted base EBITDA	16,713	15,050	14,605	14,751	12,024	9,204	8,187	7,441
Adjusted base EBITDA per share	0.67	0.60	0.59	0.60	0.49	0.38	0.33	0.31
Operating margin	52%	52%	51%	51%	47%	49%	43%	38%

Summary balance sheet
Total assets	375,819	361,121	356,986	377,348	358,300	338,931	318,318	324,943
Total liabilities	84,231	64,081	67,015	86,365	81,069	70,818	65,945	53,313

Total AUM	19,016,313	18,550,106	17,073,078	17,390,389	16,259,184	13,893,039	10,734,831	9,252,515
Average AUM	19,090,702	18,343,846	17,188,205	16,719,815	16,705,046	13,216,415	11,007,781	8,932,651

(1)  Other includes placement fees, fund operating costs and direct payouts

(2)  Certain comparative figures have been reclassified to conform with current year presentation

(3)  Finance income includes: (1) co-investment income from lending LP units; (2) ancillary income earned directly or indirectly from lending activities; and (3) interest income from brokerage client accounts

9

Results of operations

AUM summary

AUM was $19 billion as at September 30, 2021, up $0.5 billion (3%) from June 30, 2021 and up $1.6 billion (9%) from December 31, 2020. On a three and nine months ended basis, we benefited from the UPC transaction adding $630 million to our physical trusts. We also benefited from strong inflows to our physical trusts and lending strategies. These increases were partially offset by market value depreciation across most of our fund products.

3 months results

(In millions $)	AUM Jun. 30, 2021	Net inflows (1)	Market value changes	Other (2)	AUM Sep. 30, 2021	Blended management fee rate (3)

Exchange listed products
- Physical trusts
- Physical Gold Trust	4,736	84	(42)	—	4,778	0.35%
- Physical Gold and Silver Trust	4,183	—	(262)	—	3,921	0.40%
- Physical Silver Trust	3,938	45	(605)	—	3,378	0.45%
- Physical Uranium Trust	—	459	214	630	1,303	0.30%
- Physical Platinum & Palladium Trust	163	5	(40)	—	128	0.50%
- Exchange Traded Funds	368	(1)	(50)	—	317	0.35%
	13,388	592	(785)	630	13,825	0.39%

Managed equities
- Precious metals strategies	2,303	(26)	(260)	—	2,017	0.81%
- Other (4)	362	19	(31)	—	350	0.94%
	2,665	(7)	(291)	—	2,367	0.81%

Lending	959	439	(3)	(12)	1,383	0.89%

Other (5)	1,538	100	(197)	—	1,441	0.89%

Total (6)	18,550	1,124	(1,276)	618	19,016	0.51%

9 months results

(In millions $)	AUM Dec. 31, 2020	Net inflows (1)	Market value changes	Other (2)	AUM Sep. 30, 2021	Blended management fee rate (3)
Exchange listed products
- Physical trusts
- Physical Gold Trust	4,893	276	(391)	—	4,778	0.35%
- Physical Gold and Silver Trust	4,423	(21)	(481)	—	3,921	0.40%
- Physical Silver Trust	2,408	1,697	(727)	—	3,378	0.45%
- Physical Uranium Trust	—	459	214	630	1,303	0.30%
- Physical Platinum & Palladium Trust	127	32	(31)	—	128	0.50%
- Exchange Traded Funds	382	18	(83)	—	317	0.35%
	12,233	2,461	(1,499)	630	13,825	0.39%

Managed equities
- Precious metals strategies	2,479	4	(466)	—	2,017	0.81%
- Other (4)	352	(1)	(1)	—	350	0.94%
	2,831	3	(467)	—	2,367	0.81%

Lending	999	519	(15)	(120)	1,383	0.89%

Other (5)	1,327	256	(142)	—	1,441	0.89%

Total (6)	17,390	3,239	(2,123)	510	19,016	0.51%

(1) See 'Net inflows' in the key performance indicators (non-IFRS financial measures) section of this MD&A.

(2)  Includes new AUM from fund acquisitions and lost AUM from fund divestitures and capital distributions of our lending LPs.

(3)  Management fee rate represents the net amount received by the Company.

(4)  Includes institutional managed accounts.

(5)  Includes Sprott Korea Corp. and high net worth discretionary managed accounts in the U.S.

(6)  No performance fees are earned on exchange listed products. Performance fees are earned on all precious metals strategies (other than bullion funds) based on returns  above relevant benchmarks. Other managed equities strategies primarily earn performance fees on flow-through products. Lending funds earn carried interest calculated as a pre-determined net profit over a preferred return.

10

Key revenue lines

Management fees

Management fees were $28.6 million in the quarter, up $8.7 million (44%) from the prior period and $76.1 million on a year-to-date basis, up $25.2 million (50%). Carried interest and performance fees were nil in the quarter and $7.9 million on a year-to-date basis, up $7.9 million from the prior period. Net fees were $26.1 million in the quarter, up $7.2 million (38%) from the prior period and $73 million on a year-to-date basis, up $25.2 million (53%). The revenue increases were primarily due to the UPC transaction and higher average AUM from strong net inflows in our exchange listed products segment. We also benefited from strong inflows in our lending and brokerage segments. Additionally, we experienced carried interest crystallization in the first quarter of the year in our lending segment.

Commission revenues

Commission revenues were $11.3 million in the quarter, up $1.9 million (20%) from the prior period and $31.1 million on a year-to-date basis, up $10.4 million (50%). Net commissions were $5.8 million in the quarter, up $0.1 million (1%) from the prior period and $17 million on a year-to-date basis, up $3.3 million (24%). Despite relatively flat net commissions on a three months ended basis, net commissions were strong on a year-to-date basis due to a combination of commissions earned on strong mining equity origination in our brokerage segment earlier in the year and commissions earned on the purchase of uranium in our exchange listed products segment this quarter.

Finance income

Finance income was $0.6 million in the quarter, down $0.2 million (25%) from the prior period and $2.7 million on a year-to-date basis, up $0.4 million (18%). Our quarterly and year-to-date results are primarily driven by income generation in co-investment positions we hold in LPs managed in our lending segment.

Key expense lines

Compensation

Net compensation was $12.8 million in the quarter, up $0.5 million (4%) from the prior period and $35.4 million on a year-to-date basis, up $7.3 million (26%). The increase was primarily due to higher annual incentive compensation ("AIP") on improved financial performance and higher base salaries on new hires. Our compensation ratio (net compensation divided by net fees and net commissions) on a year-to-date basis was 39% compared to 46% in the prior period.

Selling, general & administrative ("SG&A")

SG&A was $3.7 million in the quarter, up $1.2 million (49%) from the prior period and $10.5 million on a year-to-date basis, up $1.7 million (20%). The increase was mainly due to higher insurance, regulatory and technology costs.

Earnings

Net income was $8.7 million ($0.35 per share) in the quarter, largely unchanged from the prior period and $23 million ($0.92 per share) on a year-to-date basis, up 14%, or $2.8 million ($0.09 per share).

Adjusted base EBITDA was $16.7 million ($0.67 per share) in the quarter, up 39%, or $4.7 million ($0.18 per share) from the prior period and $46.4 million ($1.86 per share) on a year-to-date basis, up 58%, or $17 million ($0.66 per share).

On a quarter and year-to-date basis, we benefited from the acquisition of UPC and the subsequent market value appreciation and inflows into those assets. We also benefited from strong inflows into our lending products this quarter, and into our physical silver trust earlier in the year. Finally, we saw very robust mining equity origination activity in the first half of the year, coupled with strong ongoing AUM development in our brokerage segment.

11

Additional revenues and expenses

Investment gains were realized in the quarter on the monetization of certain digital gold strategies. This was partially offset by unrealized losses on certain co-investments and equity holdings.

Other income was lower due to a decrease in income attributable to non-controlling interests.

Amortization of intangibles was largely flat from the prior period. Depreciation of property was higher from the prior period mainly due to increased depreciation expense related to leases.

Other expenses (credits) were largely flat during the quarter and higher on a year-to-date basis. The increase on a year-to-date basis was primarily due to increased contingent consideration related to last year's acquisition of Tocqueville Asset Management's gold fund strategies (the "Tocqueville transaction"), increased FX translation losses, non recurring professional fees and transaction costs. During the period, the Company also made a $2.6 million payment to the former owners of Central Fund of Canada Limited to cover legacy transaction costs from the 2018 acquisition.

Balance sheet

Our balance sheet was largely unchanged on a year-to-date basis. Total assets were $376 million, down $1.5 million from December 31, 2020. Total liabilities were $84 million, down $2.1 million from December 31, 2020. Total shareholder's equity was $292 million, up $0.6 million from December 31, 2020.

12

Reportable operating segments

Exchange listed products

	3 months ended		9 months ended

(In thousands $)	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Summary income statement
Management fees	13,719	11,208	38,956	26,221
less: Trailer, sub-advisor and other	91	52	244	293
Net Fees	13,628	11,156	38,712	25,928
Commissions	4,505	—	4,505	—
less: Commission expense	2,896	—	2,896	—
Net commissions (1)	1,609	—	1,609	—
Other income	1	1	2	9
Total net revenues	15,238	11,157	40,323	25,937

Net compensation	1,663	1,488	4,880	3,648
Severance and new hire accruals	—	—	—	73
Selling, general and administrative	806	412	1,998	1,384
Interest expense	118	64	321	262
Depreciation and amortization	250	237	756	698
Other expenses (credits)	2,572	147	2,600	(509)
Total expenses	5,409	2,348	10,555	5,556

Income (loss) before income taxes	9,829	8,809	29,768	20,381
Adjusted base EBITDA	12,787	9,396	33,496	21,066
Operating margin	82%	82%	81%	79%

Total AUM	13,825,185	11,512,310	13,825,185	11,512,310
Average AUM	13,952,266	11,919,859	13,136,531	9,290,867

(1) See 'net commissions' in the key performance indicators (non-IFRS financial measures) section of this MD&A.

3 and 9 months ended

Income before income taxes was $9.8 million in the quarter, up $1 million (12%) from the prior period and was $29.8 million on a year-to-date basis, up $9.4 million (46%). Adjusted base EBITDA was $12.8 million in the quarter, up $3.4 million (36%) from the prior period and was $33.5 million on a year-to-date basis, up $12.4 million (59%). Our three and nine month results benefited from the UPC transaction and higher average AUM given strong inflows in our physical trust products (particularly our silver and uranium trusts).

13

Managed equities

	3 months ended		9 months ended

(In thousands $)	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Summary income statement
Management fees	5,861	5,941	18,239	14,720
Carried interest and performance fees	—	—	708	—
less: Carried interest and performance fee payouts	—	—	526	—
less: Trailer, sub-advisor and other	387	348	1,268	1,010
Net fees	5,474	5,593	17,153	13,710
Gain (loss) on investments	(2,317)	4,240	(4,247)	8,084
Other income	164	202	785	558
Total net revenues	3,321	10,035	13,691	22,352

Net compensation	2,482	2,444	7,426	5,848
Severance and new hire accruals	—	34	30	130
Selling, general and administrative	613	329	2,059	1,321
Interest expense	118	172	399	486
Depreciation and amortization	56	53	170	154
Other expenses (credits)	2	3,095	4,702	2,320
Total expenses	3,271	6,127	14,786	10,259

Income (loss) before income taxes	50	3,908	(1,095)	12,093
Adjusted base EBITDA	2,613	3,141	8,476	7,474
Operating margin	48%	53%	50%	51%

Total AUM	2,367,492	2,758,676	2,367,492	2,758,676
Average AUM	2,533,528	2,874,082	2,655,933	2,620,610

3 months ended

Income before income taxes was $0.1 million in the quarter, down $3.9 million from the prior period. Our quarterly results were primarily impacted by unrealized losses on co-investments that were partially offset by lower other expenses. Adjusted base EBITDA was $2.6 million in the quarter, down $0.5 million (17%) from the prior period. Adjusted base EBITDA was impacted by lower management fees on lower average AUM and higher SG&A from increased insurance, marketing and technology costs.

9 months ended

Loss before income taxes was $1.1 million on a year-to-date basis, down $13.2 million from the prior period. Our year-to-date results were impacted by unrealized losses on co-investments and higher other expenses from increased contingent consideration related to the Tocqueville transaction. In the first quarter, contingent consideration was successfully renegotiated, re-measured and settled as part of the previously announced amendment to the Tocqueville purchase agreement. Adjusted base EBITDA was $8.5 million on a year-to-date basis, up $1 million (13%) from the prior period. Adjusted base EBITDA benefited from increased management fees on higher average AUM.

14

Lending

	3 months ended		9 months ended

(In thousands $)	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Summary income statement
Management fees	5,867	2,221	9,817	7,168
Carried interest and performance fees	—	—	7,229	—
less: Carried interest and performance fee payouts	—	—	4,180	—
less: Trailer, sub-advisor and other	742	208	1,597	955
Net Fees	5,125	2,013	11,269	6,213
Finance income (1)	526	757	2,674	2,209
Loss on investments	(374)	(451)	(2,096)	(25)
Other income	44	8	221	83
Total net revenues	5,321	2,327	12,068	8,480

Net compensation	2,174	1,204	4,847	3,353
Severance and new hire accruals	182	34	461	197
Selling, general and administrative	256	194	748	569
Interest expense	—	5	7	11
Depreciation and amortization	—	—	1	52
Other expenses (credits)	(585)	481	(191)	(789)
Total expenses	2,027	1,918	5,873	3,393

Income (loss) before income taxes	3,294	409	6,195	5,087
Adjusted base EBITDA	3,474	1,522	6,699	4,849
Operating margin	61%	60%	59%	57%

Total AUM	1,383,072	905,844	1,383,072	905,844
Average AUM	1,104,661	898,030	988,548	857,369

(1) Co-investment income from lending LP units held as part of our co-investment portfolio.

3 and 9 months ended

Income before income taxes was $3.3 million in the quarter, up $2.9 million from the prior period and was $6.2 million on a year-to-date basis, up $1.1 million (22%). Adjusted base EBITDA was $3.5 million in the quarter, up $2 million from the prior period and was $6.7 million on a year-to-date basis, up $1.9 million (38%). The increase in the quarter and on a year-to-date basis was primarily due to commitment fees earned on the rebalancing of certain LPs upon inclusion of new institutional investors.

15

Brokerage

	3 months ended		9 months ended

(In thousands $)	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Summary income statement
Commissions	6,605	9,198	25,828	19,823
less: Commission expense	2,575	3,762	11,173	7,844
Net commissions	4,030	5,436	14,655	11,979
Management fees	2,609	557	7,160	1,282
less: Trailer, sub-advisor and other	1,248	371	2,936	697
Net Fees	1,361	186	4,224	585
Finance income	16	—	48	118
Gain (loss) on investments	(1,109)	433	(247)	1,585
Other income	11	3	52	78
Total net revenues	4,309	6,058	18,732	14,345

Net compensation	1,902	1,777	6,187	4,174
Severance and new hire accruals	14	13	42	650
Selling, general and administrative	1,228	957	3,273	3,120
Interest expense	10	10	38	33
Depreciation and amortization	170	130	513	388
Other expenses (credits)	163	58	559	166
Total expenses	3,487	2,945	10,612	8,531

Income (loss) before income taxes	822	3,113	8,120	5,814
Adjusted base EBITDA	2,341	3,030	9,610	5,530
Operating margin	37%	57%	47%	48%

Total AUM	712,166	356,112	712,166	356,112
Average AUM	748,296	326,118	671,931	212,270

3 months ended

Income before income taxes was $0.8 million in the quarter, down $2.3 million (74%) from the prior period. Income before income taxes was impacted by relatively weaker mining equity origination activity in our Canadian brokerage relative to this same time last year, as well as market value depreciation of certain equity holdings. This was partially offset by increased management fee generation in our U.S. managed accounts. Adjusted base EBITDA was $2.3 million in the quarter, down $0.7 million (23%) from the prior period. This was primarily a result of the mining equity origination results previously described, offset by improved management fee generation in our U.S. managed accounts.

9 months ended

Income before income taxes was $8.1 million on a year-to-date basis, up $2.3 million (40%) from the prior period. Adjusted base EBITDA was $9.6 million on a year-to-date basis, up $4.1 million (74%) from the prior period. Our year-to-date results benefited from increased management fee generation in our U.S. managed accounts, and from strong mining equity origination in the first two quarters of the year in our Canadian broker-dealer.

16

Corporate

This segment is primarily a cost centre that provides capital, balance sheet management and shared services to the Company's subsidiaries.

	3 months ended		9 months ended

(In thousands $)	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Summary income statement
Gain (loss) on investments	4,008	315	4,625	(558)
Other income	24	25	47	66
Total revenues	4,032	340	4,672	(492)

Net compensation	3,977	4,660	10,504	9,049
Severance and new hire accruals	—	—	—	52
Selling, general and administrative	526	264	1,605	1,368
Interest expense	62	69	153	114
Depreciation and amortization	619	562	1,854	1,714
Other expenses (credits)	1,541	47	1,109	947
Total expenses	6,725	5,602	15,225	13,244

Income (loss) before income taxes	(2,693)	(5,262)	(10,553)	(13,736)
Adjusted base EBITDA	(4,377)	(4,590)	(11,754)	(9,757)

3 and 9 months ended

•	Investment gains were primarily from our digital gold strategies.

•	Net compensation decreased in the quarter due to timing differences on AIP accruals. On a year-to-date basis, net compensation increased primarily due to higher AIP on improved financial performance. Our corporate compensation ratio (net compensation per above divided by consolidated total net fees and net commissions) on a year-to-date basis was 12% compared to 15% in the prior period.

•	Other expenses (credits) were primarily due to FX translation movements.

17

Dividends

The following dividends were declared by the Company during the nine months ended September 30, 2021:

Record date	Payment Date	Cash dividend per share	Total dividend amount (in thousands $)
March 8, 2021 - Regular dividend Q4 2020	March 23, 2021	$0.25	6,426
May 17, 2021 - Regular dividend Q1 2021	June 1, 2021	$0.25	6,426
August 16, 2021 - Regular dividend Q2 2021	August 31, 2021	$0.25	6,426
Dividends (1)			19,278

(1)  Subsequent to quarter end, on November 4, 2021, a regular dividend of $0.25 per common share was declared for the quarter ended September 30, 2021. This dividend is payable on November 30, 2021 to shareholders of record at the close of business on November 15, 2021.

Capital stock

Including the 0.8 million unvested common shares currently held in the EPSP Trust (December 31, 2020 - 0.8 million), total capital stock issued and outstanding was 25.7 million (December 31, 2020 - 25.6 million).

Earnings per share for the current and prior periods have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share was $0.35 for the quarter and $0.92 on a year-to-date basis compared to $0.36 and $0.83 in the prior periods respectively. Diluted earnings per share was $0.34 in the quarter and $0.89 on a year-to-date basis compared to $0.34 and $0.79 in the prior periods respectively. Diluted earnings per share reflects the dilutive effect of in-the-money stock options, unvested shares held in the EPSP Trust and outstanding restricted stock units.

A total of 162,500 stock options are outstanding pursuant to our stock option plan, all of which are exercisable.

18

Liquidity and capital resources

As at September 30, 2021, the Company had $33.6 million (December 31, 2020 - $17 million) outstanding on its credit facility, all of which is due on December 14, 2025. The increase was primarily to fund the cost of the Tocqueville and UPC transactions.

The Company has access to a credit facility of $70 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans. Subsequent to the quarter-end, on November 4, 2021, the Company upsized its credit facility to $120 million for general corporate purposes.

As at September 30, 2021, the Company was in compliance with all covenants, terms and conditions under the credit facility. Key terms under the credit facility are noted below:

Structure

•	5-year, $70 million revolver with "bullet maturity" December 14, 2025

Interest rate

•	Prime rate + 0 bps or;

•	Banker acceptance rate + 170 bps

Covenant terms

•	Minimum AUM: 70% of AUM on November 13, 2020

•	Debt to EBITDA less than or equal to 2.5:1

•	EBITDA to interest expense more than or equal to 2.5:1

Commitments

Besides the Company's long-term lease agreements, there are commitments to make co-investments in lending LPs arising from our lending segment or commitments to make investments in the net investments portfolio of the Company. As at September 30, 2021, the Company had $7.6 million in co-investment commitments from the lending segment (December 31, 2020 - $4.6 million).

19

Critical accounting estimates, judgements and changes in accounting policies

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur. The Company’s significant accounting policies are described in Note 2 of the December 31, 2020 audited annual financial statements. Certain of these accounting policies require management to make key assumptions concerning the future and consider other sources of estimation uncertainty at the reporting date. These accounting estimates are considered critical because they require subjective and/or complex judgements that may have a material impact on the value of our assets, liabilities, revenues and expenses.

Critical accounting estimates

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are assessed for impairment annually, however, finite life intangibles are only tested for impairment to the extent indicators of impairment exist at the time of a quarterly assessment. In the case of goodwill and indefinite life intangibles, this annual test for impairment augments the quarterly impairment indicator assessments. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, AUM, net inflows, and asset lives. These estimates require significant judgment regarding market growth rates, fund flow assumptions, expected margins and costs, which could affect the Company's future results if estimates of future performance and fair value change.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions, volatility of underlying securities in warrant valuations and extraction recovery rates of mining projects. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

Significant judgements

Investments in other entities

IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 28 Investments in Associates and Joint Ventures ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture, financial instrument or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interests in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

20

Managing financial risks

Market risk

The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.

Price risk

Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interests and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial instrument assets. The Company’s earnings, particularly through its lending segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Foreign currency risk

The Company enters into transactions that are denominated primarily in U.S. dollar and Canadian dollar. Foreign currency risk arises from foreign exchange rate movements that could negatively impact either the carrying value of financial assets and liabilities or the related cash flows which are denominated in currencies other than the functional currency of the Company and its subsidiaries. The Company may employ certain hedging strategies to mitigate foreign currency risk.

Credit risk

Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's investments portfolio.

Investments

The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Other

The majority of accounts receivable relate to management fees, carried interest and performance fees receivable from the funds, managed accounts and managed companies managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a $70 million committed line of credit with a major Canadian schedule I chartered bank. As part of its cash management program, the Company primarily invests in short-term debt securities issued by the Government of Canada with maturities of less than three months.

21

The Company's exposure to liquidity risk as it relates to our co-investments in lending LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its loan co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.

Financial liabilities, including accounts payable and accrued liabilities and compensation payable, are short-term in nature and are generally due within a year.

The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include: slowing its co-investment activities; adjust or otherwise temporarily suspend AIPs; cut or temporarily suspend its dividend; drawing on the line of credit; liquidating net investments; and/or issuing common shares.

Concentration risk

A significant portion of the Company's AUM as well as its investments are focused on the natural resource sector, and in particular, precious metals related investments and transactions. In addition, from time-to-time, certain investment may be concentrated to a material degree in a single position or group of positions. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.

Disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR")

Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the applicable U.S. and Canadian securities law), concluded that the Company's DC&P and ICFR were properly designed and were operating effectively as at September 30, 2021. In addition, there were no material changes to ICFR during the quarter, and the implementation of our business continuity plan as a result of COVID-19 has not prevented the normal function of our internal controls.

Managing non-financial risks

For details around other risks managed by the Company (e.g. confidentiality of information, conflicts of interest, etc.) refer to the Company's annual report as well as the Annual Information Form available on EDGAR at www.edgar.com and SEDAR at www.sedar.com.

Additional information relating to the Company, including the Company's Annual Information Form is available on EDGAR at www.sec.gov and SEDAR at www.sedar.com.

22

Consolidated Financial Statements

Three and nine months ended September 30, 2021

23

Interim condensed consolidated balance sheets (unaudited)

As at		Sep. 30	Dec. 31
(In thousands of US dollars)		2021	2020
Assets
Current
Cash and cash equivalents		60,177	44,106
Fees receivable		13,345	21,581
Short-term investments	(Notes 3 & 9)	6,645	9,475
Other assets	(Note 5)	6,655	9,196
Income taxes recoverable		584	948
Total current assets		87,406	85,306
Co-investments	(Note 4 & 9)	68,246	82,467
Other assets	(Note 5 & 9)	15,047	16,118
Property and equipment, net		14,257	16,611
Intangible assets	(Note 6)	169,449	155,968
Goodwill	(Note 6)	19,149	19,149
Deferred income taxes	(Note 8)	2,265	1,729
		288,413	292,042
Total assets		375,819	377,348
Liabilities and shareholders' equity
Current
Accounts payable and accrued liabilities		17,379	29,702
Compensation payable		15,866	15,192
Income taxes payable		6,102	2,347
Total current liabilities		39,347	47,241
Other accrued liabilities		6,343	17,379
Loan facility	(Note 12)	33,649	16,994
Deferred income taxes	(Note 8)	4,892	4,751
Total liabilities		84,231	86,365
Shareholders' equity
Capital stock	(Note 7)	419,011	417,758
Contributed surplus	(Note 7)	38,820	43,309
Deficit		(100,748)	(104,484)
Accumulated other comprehensive loss		(65,495)	(65,600)
Total shareholders' equity		291,588	290,983
Total liabilities and shareholders' equity		375,819	377,348
Commitments and provisions	(Note 13)

The accompanying notes form part of the consolidated financial statements

“Ron Dewhurst”	“Sharon Ranson, FCPA, FCA”
Director	Director

24

Interim condensed consolidated statements of operations and comprehensive income (unaudited)

		For the three months ended		For the nine months ended

		Sep. 30	Sep. 30	Sep. 30	Sep. 30
(In thousands of US dollars, except for per share amounts)		2021	2020	2021	2020

Revenues
Management fees		28,612	19,934	76,126	50,884
Carried interest and performance fees		—	—	7,937	—
Commissions		11,273	9,386	31,113	20,698
Finance income		567	757	2,747	2,327
Gain (loss) on investments	(Note 3, 4 and 5)	310	4,408	(1,840)	8,198
Other income	(Note 5)	529	914	1,270	1,312
Total revenue		41,291	35,399	117,353	83,419

Expenses
Compensation	(Note 7)	18,001	16,280	56,089	37,396
Trailer, sub-advisor and placement fees		3,019	871	5,067	1,962
Selling, general and administrative		3,682	2,465	10,525	8,779
Interest expense		312	320	922	906
Amortization of intangibles	(Note 6)	231	219	699	645
Depreciation of property and equipment		903	773	2,717	2,384
Other expenses (credits)	(Note 5)	3,875	4,154	9,669	5,966
Total expenses		30,023	25,082	85,688	58,038
Income before income taxes for the period		11,268	10,317	31,665	25,381
Provision for income taxes	(Note 8)	2,550	1,613	8,651	5,123
Net income for the period		8,718	8,704	23,014	20,258
Net income per share:
Basic	(Note 7)	0.35	0.36	0.92	0.83
Diluted	(Note 7)	0.34	0.34	0.89	0.79

Net income for the period		8,718	8,704	23,014	20,258
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation gain (loss) (taxes of $Nil)		(7,288)	5,129	105	(6,066)
Total other comprehensive income (loss)		(7,288)	5,129	105	(6,066)
Comprehensive income		1,430	13,833	23,119	14,192

The accompanying notes form part of the consolidated financial statements

25

Interim condensed consolidated statements of changes in shareholders' equity (unaudited)

(In thousands of US dollars, other than number of shares)		Number of shares outstanding (1)	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total equity

At Dec. 31, 2020		24,789,365	417,758	43,309	(104,484)	(65,600)	290,983
Shares acquired for equity incentive plan	(Note 7)	(85,737)	(3,369)	—	—	—	(3,369)
Issuance of share capital to settle contingent consideration	(Note 7)	93,023	3,000	(4,879)	—	—	(1,879)
Shares released on vesting of equity incentive plan	(Note 7)	14,322	369	(369)	—	—	—
Foreign currency translation gain (loss)		—	—	—	—	105	105
Stock-based compensation	(Note 7)	—	—	1,906	—	—	1,906
Issuance of share capital on conversion of RSUs	(Note 7)	55,833	1,147	(1,147)	—	—	—
Dividends declared	(Note 10)	2,645	106	—	(19,278)	—	(19,172)
Net income		—	—	—	23,014	—	23,014
Balance, Sep. 30, 2021		24,869,451	419,011	38,820	(100,748)	(65,495)	291,588

At Dec. 31, 2019		24,417,639	407,900	43,160	(108,222)	(71,208)	271,630
Shares acquired for equity incentive plan	(Note 7)	(128,304)	(2,514)	—	—	—	(2,514)
Issuance of share capital on purchase of management contracts		104,720	2,500	—	—	—	2,500
Share-based contingent consideration related to the Tocqueville transaction		—	—	4,879	—	—	4,879
Shares released on vesting of equity incentive plan	(Note 7)	10,084	288	(288)	—	—	—
Issuance of share capital on exercise of stock options	(Note 7)	150,000	5,159	(2,655)	—	—	2,504
Shares acquired and canceled under normal course issuer bid	(Note 7)	(112,343)	(2,024)	—	—	—	(2,024)
Foreign currency translation gain (loss)	(Note 7)	—	—	—	—	(6,066)	(6,066)
Stock-based compensation	(Note 7)	—	—	2,833	—	—	2,833
Issuance of share capital on conversion of RSUs	(Note 7)	53,810	1,059	(1,059)	—	—	—
Dividends declared		4,170	93	—	(16,862)	—	(16,769)
Net income		—	—	—	20,258	—	20,258
Balance, Sep. 30, 2020		24,499,776	412,461	46,870	(104,826)	(77,274)	277,231

The accompanying notes form part of the consolidated financial statements

(1) Amounts reflect retrospective application of the May 28, 2020 share consolidation (see Note 7).

26

Interim condensed consolidated statements of cash flows (unaudited)

	For the nine months ended

	Sep. 30	Sep. 30
(In thousands of US dollars)	2021	2020

Operating activities
Net income for the period	23,014	20,258
Add (deduct) non-cash items:
(Gain) Loss on investments	1,840	(8,198)
Stock-based compensation	1,906	2,833
Depreciation and amortization of property, equipment and intangible assets	3,416	3,029
Deferred income tax expense	(409)	2,436
Current income tax expense	9,060	2,687
Other items	(783)	(936)
Income taxes paid	(4,817)	—
Changes in:
Fees receivable	8,236	(1,282)
Other assets	2,134	3,093
Accounts payable, accrued liabilities and compensation payable	2,929	4,004
Cash provided by (used in) operating activities	46,526	27,924

Investing activities
Purchase of investments	(13,712)	(15,535)
Sale of investments	31,196	15,536
Purchase of property and equipment	(344)	(374)
Management contract consideration	(40,559)	(12,500)
Cash provided by (used in) investing activities	(23,419)	(12,873)

Financing activities
Acquisition of common shares for equity incentive plan	(3,369)	(2,514)
Acquisition of common shares under normal course issuer bid	—	(2,024)
Cash received on exercise of stock options	—	2,504
Repayment of lease liabilities	(1,870)	(1,401)
Contributions from non-controlling interests	798	2,395
Net advances from loan facility	16,600	2,294
Dividends paid	(19,172)	(16,769)
Cash provided by (used in) financing activities	(7,013)	(15,515)
Effect of foreign exchange on cash balances	(23)	(4,395)
Net increase (decrease) in cash and cash equivalents during the period	16,071	(4,859)
Cash and cash equivalents, beginning of the period	44,106	54,748
Cash and cash equivalents, end of the period	60,177	49,889
Cash and cash equivalents:
Cash	54,487	44,467
Short-term deposits	5,690	5,422
	60,177	49,889

The accompanying notes form part of the consolidated financial statements

27

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three and nine months ended September 30, 2021 and 2020

1	Corporate information

Sprott Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2	Summary of significant accounting policies

Statement of compliance

These interim condensed consolidated financial statements ("interim financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") in effect as at September 30, 2021, specifically, IAS 34 Interim Financial Reporting.

Compliance with IFRS requires the Company to exercise judgement and make estimates and assumptions that effect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary. Except as otherwise noted, significant accounting judgements and estimates are described in Note 2 of the December 31, 2020 annual audited consolidated financial statements and have been applied consistently to the interim financial statements as at and for the three and nine months ended September 30, 2021.

The interim financial statements have been authorized for issue by a resolution of the board of directors of the Company on November 4, 2021 and include all subsequent events up to that date.

Basis of presentation

These interim financial statements have been prepared on a going concern basis and on a historical cost basis, except for financial assets and financial liabilities classified as fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVOCI"), both of which have been measured at fair value. The interim financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.

Principles of consolidation

These interim financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations ("subsidiaries") are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared over the same reporting period as the Company and are based on accounting policies consistent with that of the Company.

The Company records third-party interests in the funds which do not qualify to be equity due to redeemable or limited life features, as non-controlling interest liabilities. Such interests are initially recognized at fair value, with any changes recorded in Other expenses (credits).

Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.

28

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three and nine months ended September 30, 2021 and 2020

The Company currently controls the following principal subsidiaries:

•	Sprott Asset Management LP ("SAM");

•	Sprott Capital Partners LP ("SCP");

•	Sprott Asia LP ("Sprott Asia") and Sprott Korea Corporation ("Sprott Korea");

•	Sprott U.S. Holdings Inc. ("SUSHI"), parent of: (1) SGRIL Holdings Inc. ("SGRIL Holdings"); (2) Sprott Global Resource Investments Ltd. ("SGRIL"); (3) Sprott Asset Management USA Inc. ("SAM US"); and (4) Resource Capital Investment Corporation ("RCIC"). Collectively, the interests of SUSHI are referred to as "Global" in these financial statements;

•	Sprott Resource Streaming and Royalty Corporation and Sprott Private Resource Streaming and Royalty (Management) Corp ("SRSR");

•	Sprott Resource Lending Corp. ("SRLC"); and

•	Sprott Inc. 2011 Employee Profit Sharing Plan Trust (the "Trust").

Other accounting policies

All other accounting policies, judgments, and estimates described in the December 31, 2020 annual audited consolidated financial statements have been applied consistently to these interim financial statements unless otherwise noted.

29

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three and nine months ended September 30, 2021 and 2020

3	Short-term investments

Primarily consist of equity investments in public and private entities we receive as consideration during lending, managed equities and brokerage segment activities (in thousands $):

	Classification and measurement criteria	Sep. 30, 2021	Dec. 31, 2020

Public equities and share purchase warrants	FVTPL	4,955	6,751
Fixed income securities	FVTPL	—	731
Private holdings	FVTPL	1,690	1,993
Total short-term investments		6,645	9,475

Gains and losses on financial assets and liabilities classified at FVTPL are included in the gain (loss) on investments in the consolidated statements of operations and comprehensive income.

4	Co-investments

Consists of the following (in thousands $):

	Classification and measurement criteria	Sep. 30, 2021	Dec. 31, 2020

Co-investments in funds	FVTPL	68,246	82,467
Total co-investments		68,246	82,467

Gains and losses on co-investments in funds are included in the gain (loss) on investments in the consolidated statements of operations and comprehensive income.

30

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three and nine months ended September 30, 2021 and 2020

5	Other assets, income, expenses and non-controlling interest

Other assets

Consist of the following (in thousands $):

	Sep. 30, 2021	Dec. 31, 2020

Digital gold strategies(1)	9,624	11,518
Fund recoveries and investment receivables	3,898	6,043
Assets attributable to non-controlling interests	3,688	3,518
Prepaid expenses	2,355	2,316
Other(2)	2,137	1,919
Total other assets	21,702	25,314

(1)	Digital gold strategies are financial instruments classified at FVTPL. Gains and losses are included in gain (loss) on investments in the consolidated statements of operations and comprehensive income.

(2)	Includes miscellaneous third-party receivables.

Other income

Consist of the following (in thousands $):

	For the three months ended		For the nine months ended
	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020

Investment income (1)	304	482	970	880
Income attributable to non-controlling interest	225	432	300	432
Total other income	529	914	1,270	1,312

(1) Primarily includes miscellaneous investment fund income, syndication and trailer fee income.

Other expenses (credits)

Consist of the following (in thousands $):

	For the three months ended		For the nine months ended
	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020

Costs related to energy assets	—	—	—	798
Foreign exchange (gain) loss	847	475	670	(653)
Increase in contingent consideration related to the Tocqueville transaction (1)	—	2,946	4,449	2,946
Other (2)	3,028	733	4,550	2,875
Total other expenses (credits)	3,875	4,154	9,669	5,966

(1)	During the first quarter, the contingent consideration was successfully renegotiated, re-measured and settled as part of the previously announced amendment to the purchase agreement.

(2)	Includes net income attributable to non-controlling interest of $225 thousand for the three months ended September 30, 2021 and $300 thousand for the nine months ended September 30, 2021 (3 and 9 months ended September 30, 2020 - $432 thousand) as well as non-recurring professional fees and transaction costs. During the period, the Company also made a $2.6 million payment to the former owners of Central Fund of Canada Limited to cover legacy transaction costs from the 2018 acquisition.

31

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three and nine months ended September 30, 2021 and 2020

Non-controlling interest

Non-controlling interest consist of third-party interest in our consolidated co-investments in funds. The following table provide a summary of amounts attributable to this non-controlling interest (in thousands $):

	Sep. 30, 2021	Dec. 31, 2020

Assets	3,688	3,518
Liabilities - current(1)	(12)	(640)
Liabilities - long-term(1)	(3,676)	(2,878)

(1)	Current and long-term liabilities attributable to non-controlling interest are included in accounts payable and accrued liabilities and other accrued liabilities, respectively.

32

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three and nine months ended September 30, 2021 and 2020

6	Goodwill and intangible assets

Consist of the following (in thousands $):

	Goodwill	Fund management contracts (indefinite life)	Fund management contracts (finite life)	Total
Cost
At Dec. 31, 2019	132,251	103,470	36,308	272,029
Additions	—	36,107	—	36,107
Net exchange differences	—	6,454	198	6,652
At Dec. 31, 2020	132,251	146,031	36,506	314,788
Additions	—	13,559	—	13,559
Net exchange differences	—	587	34	621
At Sep. 30, 2021	132,251	160,177	36,540	328,968

Accumulated amortization
At Dec. 31, 2019	(113,102)	—	(25,700)	(138,802)
Amortization charge for the year	—	—	(869)	(869)
At Dec. 31, 2020	(113,102)	—	(26,569)	(139,671)
Amortization charge for the period	—	—	(699)	(699)
At Sep. 30, 2021	(113,102)	—	(27,268)	(140,370)

Net book value at:
Dec. 31, 2020	19,149	146,031	9,937	175,117
Sep. 30, 2021	19,149	160,177	9,272	188,598

33

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three and nine months ended September 30, 2021 and 2020

Impairment assessment of goodwill

The Company has identified 5 cash generating units ("CGU") as follows:

•      Exchange listed products

•      Managed equities

•      Lending

•      Brokerage

•      Corporate

As at September 30, 2021, the Company had allocated $19.1 million (December 31, 2020 - $19.1 million) of goodwill on a relative value approach basis to the exchange listed products and managed equities CGUs.

In the normal course, goodwill is tested for impairment once per annum, which for the Company is during the fourth quarter of each year or earlier if there are indicators of impairment. There were no indicators of impairment in either the exchange listed products or the managed equities CGUs.

Impairment assessment of indefinite life fund management contracts

As at September 30, 2021, the Company had indefinite life intangibles related to fund management contracts of $160.2 million (December 31, 2020 - $146 million). There were no indicators of impairment as at September 30, 2021. The addition during the quarter was due to the Uranium Participation Corporation transaction ("UPC transaction").

Impairment assessment of finite life fund management contracts

As at September 30, 2021, the Company had exchange listed fund management contracts within the exchange listed products CGU of $9.3 million (December 31, 2020 - $9.9 million). There were no indicators of impairment as at September 30, 2021.

34

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three and nine months ended September 30, 2021 and 2020

7	Shareholders' equity

On May 28, 2020, the Company successfully completed a 10:1 common share consolidation. Shareholders received 1 post-consolidation share for every 10 pre-consolidation shares. All information pertaining to shares and per-share amounts in the interim financial statements for periods before May 28, 2020, reflect retrospective treatment of this share consolidation.

Capital stock and contributed surplus

The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of shares	Stated value (in thousands $)

At Dec. 31, 2019	24,417,639	407,900
Shares acquired for equity incentive plan	(128,304)	(2,514)
Issuance of share capital on purchase of management contracts	104,720	2,500
Shares released on vesting of equity incentive plan	248,883	4,361
Issuance of share capital on exercise of stock options	150,000	5,159
Shares acquired and cancelled under normal course issuer bid	(112,343)	(2,024)
Issuance of share capital on conversion of RSUs	103,269	2,231
Issuance of share capital under dividend reinvestment program	5,501	145
At Dec. 31, 2020	24,789,365	417,758
Shares acquired for equity incentive plan	(85,737)	(3,369)
Issuance of share capital to settle contingent consideration	93,023	3,000
Shares released on vesting of equity incentive plan	14,322	369
Issuance of share capital on conversion of RSUs	55,833	1,147
Issuance of share capital under dividend reinvestment program	2,645	106
At Sep. 30, 2021	24,869,451	419,011

Contributed surplus consists of: stock option expense; earn-out shares expense; equity incentive plans' expense; and additional purchase consideration.

Stated value (in thousands $)

At Dec. 31, 2019	43,160
Stock-based compensation	4,517
Issuance of share capital on conversion of RSUs	(2,231)
Share-based contingent consideration related to the Tocqueville transaction	4,879
Released on exercise of stock option plan	(2,655)
Released on vesting of common shares for equity incentive plan	(4,361)
At Dec. 31, 2020	43,309
Issuance of share capital to settle contingent consideration	(4,879)
Shares released on vesting of equity incentive plan	(369)
Stock-based compensation	1,906
Issuance of share capital on conversion of RSUs	(1,147)
At Sep. 30, 2021	38,820

35

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three and nine months ended September 30, 2021 and 2020

Stock option plan

The Company has an option plan (the "Plan") intended to provide incentives to directors, officers and employees of the Company and its wholly owned subsidiaries. The aggregate number of shares issuable upon the exercise of all options granted under the Plan and under all other stock-based compensation arrangements including the Trust and Equity Incentive Plan ("EIP") cannot exceed 10% of the issued and outstanding shares of the Company as at the date of grant. The options may be granted at a price that is not less than the market price of the Company's common shares at the time of grant. The options typically vest annually over a three-year period and may be exercised during a period not to exceed 10 years from the date of grant.

There were no stock options issued during the three and nine months ended September 30, 2021 (three and nine months ended September 30, 2020 - Nil). There were no stock options exercised during the three months ended September 30, 2021 (three months ended September 30, 2020 - Nil) and no stock options exercised during the nine months ended September 30, 2021 (nine months ended September 30, 2020 - 150,000).

For valuing share option grants, the fair value method of accounting is used. The fair value of option grants is determined using the Black-Scholes option-pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Compensation cost is recognized over the vesting period, assuming an estimated forfeiture rate, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder is credited to capital stock.

A summary of the changes in the Plan is as follows:

	Number of options	Weighted average exercise price (CAD $)

Options outstanding, Dec. 31, 2019	327,500	25.70
Options exercisable, Dec. 31, 2019	257,500	26.00
Options outstanding, Dec. 31, 2020	162,500	23.61
Options exercisable, Dec. 31, 2020	162,500	23.61
Options outstanding, Sep. 30, 2021	162,500	23.61
Options exercisable, Sep. 30, 2021	162,500	23.61

Options outstanding and exercisable as at September 30, 2021 are as follows:

Exercise price (CAD $)	Number of options outstanding	Weighted average remaining contractual life (years)	Number of options exercisable

23.30	150,000	4.3	150,000
27.30	12,500	4.6	12,500
23.30 to 27.30	162,500	4.4	162,500

36

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three and nine months ended September 30, 2021 and 2020

Equity incentive plan

For employees in Canada, the Trust has been established and the Company will fund the Trust with cash, which will be used by the trustee to purchase: (1) on the open market, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible members; and (2) from treasury, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible employees. For employees in the U.S. under the EIP plan, the Company will allot common shares of the Company as either: (1) restricted stock; (2) unrestricted stock; or (3) restricted stock units ("RSUs"), the resulting common shares of which will be issued from treasury.

There were no RSUs granted during the three months ended September 30, 2021 (three months ended September 30, 2020 - 2,931) and 1,182 RSUs granted during the nine months ended September 30, 2021 (nine months ended September 30, 2020 - 89,858). The Trust acquired 30,000 shares in the three months ended September 30, 2021 (three months ended September 30, 2020 - 6,000) and 85,737 shares in the nine months ended September 30, 2021 (nine months ended September 30, 2020 - 128,304 shares).

Number of common shares

Common shares held by the Trust, Dec. 31, 2019	895,438
Acquired	128,304
Released on vesting	(248,883)
Unvested common shares held by the Trust, Dec. 31, 2020	774,859
Acquired	85,737
Released on vesting	(14,322)
Unvested common shares held by the Trust, Sep. 30, 2021	846,274

Of the $56.1 million compensation expense for the nine months ended September 30, 2021, $1.9 million relates to stock-based compensation, details of which are presented in the table below (in thousands $):

	For the three months ended		For the nine months ended
	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020

Stock option plan	—	—	—	10
EIP	693	1,411	1,906	2,823
Total stock-based compensation	693	1,411	1,906	2,833

37

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three and nine months ended September 30, 2021 and 2020

Basic and diluted earnings per share

The following table presents the calculation of basic and diluted earnings per common share:

	For the three months ended		For the nine months ended
	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Numerator (in thousands $):
Net income - basic and diluted	8,718	8,704	23,014	20,258

Denominator (Number of shares in thousands):
Weighted average number of common shares	25,705	25,511	25,688	25,436
Weighted average number of unvested shares purchased by the Trust	(844)	(1,011)	(792)	(964)
Weighted average number of common shares - basic	24,861	24,500	24,896	24,472
Weighted average number of dilutive stock options	163	163	163	163
Weighted average number of unvested shares under EIP	943	1,202	891	1,155
Weighted average number of common shares - diluted	25,967	25,865	25,950	25,790

Net income per common share
Basic	0.35	0.36	0.92	0.83
Diluted	0.34	0.34	0.89	0.79

Capital management

The Company's objectives when managing capital are:

•	to meet regulatory requirements and other contractual obligations;

•	to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns for shareholders;

•	to provide financial flexibility to fund possible acquisitions;

•	to provide adequate seed capital for the Company's new product offerings; and

•	to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company's invested capital that will result in dividend payments to shareholders.

The Company's capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). SCP is a member of the Investment Industry Regulatory Organization of Canada ("IIROC"), SAM is a registrant of the Ontario Securities Commission ("OSC") and the U.S. Securities and Exchange Commission ("SEC"), SAM US is registered with the SEC and SGRIL is a member of the Financial Industry Regulatory Authority ("FINRA"). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. As at September 30, 2021 and December 31, 2020, all entities were in compliance with their respective capital requirements.

38

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three and nine months ended September 30, 2021 and 2020

8	Income taxes

The major components of income tax expense are as follows (in thousands $):

	For the nine months ended

	Sep. 30, 2021	Sep. 30, 2020
Current income tax expense
Based on taxable income of the current period	8,924	2,599
Adjustments in respect to previous years	136	88
Total current income tax expense	9,060	2,687
Deferred income tax expense
Origination and reversal of temporary differences	580	3,165
Adjustments in respect to previous years	(989)	(729)
Total deferred income tax expense	(409)	2,436
Income tax expense reported in the consolidated statements of operations	8,651	5,123

Taxes calculated on the Company's earnings differs from the theoretical amount that would arise using the weighted average tax rate applicable to earnings of the Company as follows (in thousands $):

	For the nine months ended

	Sep. 30, 2021	Sep. 30, 2020
Income before income taxes	31,665	25,381
Tax calculated at domestic tax rates applicable to profits in the respective countries	8,445	6,835
Tax effects of:
Non-deductible stock-based compensation	160	255
Non-taxable capital (gains) and losses	27	(403)
Intangibles	58	85
Adjustments in respect of previous periods	(853)	(641)
Non-capital losses and other temporary differences not benefited previously	415	(1,014)
Rate differences and other	399	6
Tax charge	8,651	5,123

The weighted average statutory tax rate was 26.7% (September 30, 2020 - 26.9%). The Company has $3 million of capital tax losses from prior years that will begin to expire in 2022. The benefit of these capital losses has not been recognized.

39

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three and nine months ended September 30, 2021 and 2020

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. The movement in significant components of the Company's deferred income tax assets and liabilities is as follows (in thousands $):

For the nine months ended September 30, 2021

	Dec. 31, 2020	Recognized in income	Exchange rate differences	Sep. 30, 2021
Deferred income tax assets
Stock-based compensation	3,821	(168)	12	3,665
Non-capital and capital losses	2,270	(349)	11	1,932
Other	435	(25)	5	415
Total deferred income tax assets	6,526	(542)	28	6,012

Deferred income tax liabilities
Fund management contracts	9,446	125	19	9,590
Unrealized gains (losses)	118	(1,048)	19	(911)
Other	(16)	(28)	4	(40)
Total deferred income tax liabilities	9,548	(951)	42	8,639
Net deferred income tax assets (liabilities) (1)	(3,022)	409	(14)	(2,627)

For the year ended December 31, 2020

	Dec. 31, 2019	Recognized in income	Exchange rate differences	Dec. 31, 2020
Deferred income tax assets
Stock-based compensation	4,117	(368)	72	3,821
Non-capital and capital losses	3,432	(1,195)	33	2,270
Other	247	230	(42)	435
Total deferred income tax assets	7,796	(1,333)	63	6,526
Deferred income tax liabilities
Fund management contracts	6,809	2,360	277	9,446
Unrealized gains (losses)	(910)	997	31	118
Other	40	(9)	(47)	(16)
Total deferred income tax liabilities	5,939	3,348	261	9,548
Net deferred income tax assets (liabilities) (1)	1,857	(4,681)	(198)	(3,022)

(1)	Deferred tax assets of $2.3 million (December 31, 2020 - $1.7 million) and deferred tax liabilities of $4.9 million (December 31, 2020 - $4.8 million) are presented on the balance sheet net by legal jurisdiction.

40

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three and nine months ended September 30, 2021 and 2020

9	Fair value measurements

The following tables present the Company's recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at September 30, 2021 and December 31, 2020 (in thousands $).

Short-term investments

Sep. 30, 2021	Level 1	Level 2	Level 3	Total
Public equities and share purchase warrants	2,786	1,945	224	4,955
Private holdings	—	—	1,690	1,690
Total net recurring fair value measurements	2,786	1,945	1,914	6,645

Dec. 31, 2020	Level 1	Level 2	Level 3	Total
Public equities and share purchase warrants	5,101	1,379	271	6,751
Fixed income securities	—	731	—	731
Private holdings	—	—	1,993	1,993
Total net recurring fair value measurements	5,101	2,110	2,264	9,475

Co-investments

Sep. 30, 2021	Level 1	Level 2	Level 3	Total
Co-investments in funds	—	68,246	—	68,246
Total net recurring fair value measurements	—	68,246	—	68,246

Dec. 31, 2020	Level 1	Level 2	Level 3	Total
Co-investments in funds	—	76,026	6,441	82,467
Total net recurring fair value measurements	—	76,026	6,441	82,467

41

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three and nine months ended September 30, 2021 and 2020

Other assets

Sep. 30, 2021	Level 1	Level 2	Level 3	Total
Digital gold strategies	—	—	9,624	9,624
Total net recurring fair value measurements	—	—	9,624	9,624

Dec. 31, 2020	Level 1	Level 2	Level 3	Total
Digital gold strategies	—	—	11,518	11,518
Total net recurring fair value measurements	—	—	11,518	11,518

The following tables provides a summary of changes in the fair value of Level 3 financial assets (in thousands $):

Short-term investments

	Changes in the fair value of Level 3 measurements - Sep. 30, 2021
	Dec. 31, 2020	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Sep. 30, 2021
Share purchase warrants	271	103	(2)	(148)	224
Private holdings	1,993	—	—	(303)	1,690
	2,264	103	(2)	(451)	1,914

	Changes in the fair value of Level 3 measurements - Dec. 31, 2020
	Dec. 31, 2019	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2020
Private holdings	1,864	—	(15)	144	1,993
Fixed income securities	766	(783)	—	17	—
Share purchase warrants	—	271	—	—	271
	2,630	(512)	(15)	161	2,264

42

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three and nine months ended September 30, 2021 and 2020

Co investments

	Changes in the fair value of Level 3 measurements - Sep. 30, 2021
	Dec. 31, 2020	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Sep. 30, 2021
Co-investments in funds	6,441	(6,441)	—	—	—
	6,441	(6,441)	—	—	—

	Changes in the fair value of Level 3 measurements - Dec. 31, 2020
	Dec. 31, 2019	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2020
Co-investments in funds	4,530	1,628	—	283	6,441
	4,530	1,628	—	283	6,441

Other assets

	Changes in the fair value of Level 3 measurements - Sep. 30, 2021
	Dec. 31, 2020	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Sep. 30, 2021
Digital gold strategies	11,518	100	(2,000)	6	9,624
	11,518	100	(2,000)	6	9,624

	Changes in the fair value of Level 3 measurements - Dec. 31, 2020
	Dec. 31, 2019	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2020
Digital gold strategies	18,913	500	—	(7,895)	11,518
	18,913	500	—	(7,895)	11,518

During the nine months ended September 30, 2021, the Company transferred public equities of $Nil (December 31, 2020 - $0.5 million) from Level 2 to Level 1 within the fair value hierarchy. For the nine months ended September 30, 2021, the Company purchased level 3 investments of $0.1 million (December 31, 2020 - $2.1 million) and sold level 3 investments of $2 million (December 31, 2020 - $Nil). Total proceeds from the sale were $6.5 million, with the $4.5 million gain recorded in gain (loss) on investments in the consolidated statements of operations and comprehensive income. For the nine months ended September 30, 2021, the Company transferred $Nil (December 31, 2020 - $Nil) from Level 3 to Level 1 within the fair value hierarchy. For the nine months ended September 30, 2021, the Company transferred $0.2 million (December 31, 2020 -$0.3 million) from level 2 to level 3 due to the impact of volatility of the underlying security on the fair value of share purchase warrants. For the nine months ended September 30, 2021, the Company transferred $6.5 million (December 31, 2020 - $0.8 million) from Level 3 to Level 2 within the fair value hierarchy.

43

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three and nine months ended September 30, 2021 and 2020

The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation technique
Public equities and share purchase warrants	Fair values are determined using pricing models which incorporate all available market-observable inputs.
Alternative funds and private equity funds	Fair values are based on the last available net asset value.
Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.
Private holdings (including digital gold strategies)	Fair values based on variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants.

The Company’s Level 3 securities consist of private holdings, private equity funds and fixed income securities of private companies. The significant unobservable inputs used in these valuation techniques can vary considerably over time, and include grey market financing prices, discount rates and extraction recovery rates of mining projects. A significant change in any of these inputs in isolation would result in a material impact in fair value measurement. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $0.6 million (December 31, 2020 - $1 million).

Financial instruments not carried at fair value

The carrying amounts of fees receivable, other assets, accounts payable and accrued liabilities and compensation payable represents a reasonable approximation of fair value.

10	Dividends

The following dividends were declared by the Company during the three and nine months ended September 30, 2021:

Record date	Payment Date	Cash dividend per share	Total dividend amount (in thousands $)
March 8, 2021 - Regular dividend Q4 2020	March 23, 2021	$0.25	6,426
May 17, 2021 - Regular dividend Q1 2021	June 1, 2021	$0.25	6,426
August 16, 2021 - Regular dividend Q2 2021	August 31, 2021	$0.25	6,426
Dividends (1)			19,278

(1)   Subsequent to quarter end, on November 4, 2021, a regular dividend of $0.25 per common share was declared for the quarter ended September 30, 2021. This dividend is payable on November 30, 2021 to shareholders of record at the close of business on November 15, 2021.

44

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three and nine months ended September 30, 2021 and 2020

11	Segmented information

For management purposes, the Company is organized into business units based on its products, services and geographical location and has five reportable segments as follows:

•	Exchange listed products (reportable), which provides management services to the Company's closed-end physical trusts and exchange traded funds ("ETFs"), both of which are actively traded on public securities exchanges;

•	Managed equities (reportable), which provides asset management and sub-advisory services to the Company's branded funds, fixed-term LPs and managed accounts;

•	Lending (reportable), which provides lending and streaming activities through limited partnership vehicles as well as through direct lending activities using the Company's balance sheet;

•	Brokerage (reportable), which includes the activities of our Canadian and U.S. broker-dealers;

•	Corporate (reportable), which provides capital, balance sheet management and enterprise shared services to the Company's subsidiaries;

•	All other segments (non-reportable), which do not meet the definition of reportable segments as per IFRS 8.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on proprietary investments (as if such gains and losses had not occurred), foreign exchange gains and losses, one time non-recurring expenses, non-cash and non-recurring stock-based compensation, carried interest and performance fees and carried interest and performance fee payouts (adjusted base EBITDA).

Adjusted base EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.

Transfer pricing between operating segments is performed on an arm's length basis in a manner similar to transactions with third parties.

The following tables present the operations of the Company's segments (in thousands $):

For the three months ended September 30, 2021

	Exchange listed products	Managed equities	Lending	Brokerage	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	18,225	3,708	6,063	8,132	4,032	1,131	41,291
Total expenses	8,396	3,658	2,769	7,310	6,725	1,165	30,023
Income (loss) before income taxes	9,829	50	3,294	822	(2,693)	(34)	11,268
Adjusted base EBITDA	12,787	2,613	3,474	2,341	(4,377)	(125)	16,713

45

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three and nine months ended September 30, 2021 and 2020

For the three months ended September 30, 2020

	Exchange listed products	Managed equities	Lending	Brokerage	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	11,209	10,383	2,535	10,191	340	741	35,399
Total expenses	2,400	6,475	2,126	7,078	5,602	1,401	25,082
Income (loss) before income taxes	8,809	3,908	409	3,113	(5,262)	(660)	10,317
Adjusted base EBITDA	9,396	3,141	1,522	3,030	(4,590)	(475)	12,024

For the nine months ended September 30, 2021

	Exchange listed products	Managed equities	Lending	Brokerage	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	43,463	15,485	17,845	32,841	4,672	3,047	117,353
Total expenses	13,695	16,580	11,650	24,721	15,225	3,817	85,688
Income (loss) before income taxes	29,768	(1,095)	6,195	8,120	(10,553)	(770)	31,665
Adjusted base EBITDA	33,496	8,476	6,699	9,610	(11,754)	(159)	46,368

For the nine months ended September 30, 2020

	Exchange listed products	Managed equities	Lending	Brokerage	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	26,230	23,362	9,435	22,886	(492)	1,998	83,419
Total expenses	5,849	11,269	4,348	17,072	13,244	6,256	58,038
Income (loss) before income taxes	20,381	12,093	5,087	5,814	(13,736)	(4,258)	25,381
Adjusted base EBITDA	21,066	7,474	4,849	5,530	(9,757)	253	29,415

For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary's country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the three months ended		For the nine months ended
	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021	Sep. 30, 2020
Canada	37,808	27,628	104,979	68,719
United States	3,483	7,771	12,374	14,700
	41,291	35,399	117,353	83,419

46

SPROTT INC.

Notes to the interim condensed consolidated financial statements (unaudited)

For the three and nine months ended September 30, 2021 and 2020

12	Loan facility

As at September 30, 2021, the Company had $33.6 million (December 31, 2020 - $17 million) outstanding on its credit facility, all of which is due on December 14, 2025. The increase was primarily to fund the cost of the Tocqueville and UPC transactions.

The Company has access to a credit facility of $70 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans. Subsequent to the quarter-end, on November 4, 2021, the Company upsized its credit facility to $120 million for general corporate purposes.

As at September 30, 2021, the Company was in compliance with all covenants, terms and conditions under the credit facility. Key terms under the credit facility are noted below:

Structure

•	5-year, $70 million revolver with "bullet maturity" December 14, 2025

Interest Rate

•	Prime rate + 0 bps or;

•	Banker acceptance rate + 170 bps

Covenant Terms

•	Minimum AUM: 70% of AUM on November 13, 2020

•	Debt to EBITDA less than or equal to 2.5:1

•	EBITDA to interest expense more than or equal to 2.5:1

13	Commitments and provisions

Besides the Company's long-term lease agreement, there are commitments to make investments in the net investments portfolio of the Company. As at September 30, 2021, the Company had $7.6 million in co-investment commitments from the lending segment, all due within one year (December 31, 2020 - $4.6 million).

14	Subsequent events

Subsequent to the quarter-end, in November, we announced that we are further expanding our uranium franchise with an agreement to acquire exclusive licensing rights to the index tracked by the North Shore Global Uranium ETF (“URNM”), which has the potential to result in a transaction that could add approximately $900 million in AUM.

47

Corporate Information

Head Office	Legal Counsel
Sprott Inc.	Stikeman Elliot LLP
Royal Bank Plaza, South Tower	5300 Commerce Court West
200 Bay Street, Suite 2600	199 Bay Street
Toronto, Ontario M5J 2J1, Canada	Toronto, Ontario M5L 1B9
T: 416.943.8099
1.855.943.8099	Auditors
KPMG LLP
Directors & Officers	Bay Adelaide Centre
Ronald Dewhurst, Chairman	333 Bay Street, Suite 4600
Rick Rule, Director	Toronto, Ontario M5H 2S5
Sharon Ranson, FCPA, FCA, Director
Graham Birch, Director	Investor Relations
Rosemary Zigrossi, Director	Shareholder requests may be directed to
Barbara Connolly Keady, Director	Investor Relations by e-mail at ir@sprott.com
Peter Grosskopf, Chief Executive Officer and Director	or via telephone at 416.943.8099
Whitney George, President	or toll free at 1.855.943.8099
Kevin Hibbert, FCPA, FCA, Chief Financial Officer
Arthur Einav, Corporate Secretary	Stock Information
US Transfer Agent and Registrar	Sprott Inc. common shares are traded on the
New York Stock Exchange and Toronto Stock
Continental Stock Transfer & Trust Company	Exchange under the symbol “SII”
1 State Street 30th Floor
New York, NY 10004-1561
212.509.4000
continentalstock.com

Canadian Transfer Agent and Registrar
TMX Equity Transfer Services
200 University Avenue, Suite 300
Toronto, Ontario M5H 4H1
Toll Free: 1.866.393.4891
www.tmxequitytransferservices.com